Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

					Year Ended December 31, 2009
					Predecessor	Successor
	Predecessor				Prior Charter January 1 through	Period from December 1 through	Combined January 1 through
	Year Ended December 31,				November 30,	December 31,	December 31,
	2005	2006 (1)	2007 (1)	2008 (1)	2009	2009	2009

Earnings
Income (Loss) from Operations before Noncontrolling Interest and Income Taxes	$(853)	$(1,241)	$(1,318)	$(2,550)	$9,748	$10	$9,758
Fixed Charges	1,825	1,908	1,868	1,912	1,104	69	1,173

Total Earnings	$972	$667	$550	$(638)	$10,852	$79	$10,931

Fixed Charges
Interest Expense	$1,764	$1,860	$1,831	$1,872	$999	$68	$1,067
Interest Expense Included Within Reorganization Items, Net	-	-	-	-	78	-	78
Amortization of Debt Costs	54	41	30	33	21	-	21
Interest Element of Rentals	7	7	7	7	6	1	7

Total Fixed Charges	$1,825	$1,908	$1,868	$1,912	$1,104	$69	$1,173

Ratio of Earnings to Fixed Charges (2)	-	-	-	-	9.83	1.14	9.32

(1) Years ended December 31, 2008, 2007 and 2006 have been restated to reflect the retrospective application of FSP APB 14-1. Earlier periods have not been restated and therefore are not comparable.

(2) Earnings for the years ended December 31, 2005, 2006, 2007, and 2008 were insufficient to cover fixed charges by $853 million, $1.2 billion, $1.3 billion, and $2.6 billion, respectively. As a result of such deficiencies, the ratios are not presented above.